SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2003


                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.        Description
No. 1              New Bank Facilities released on 13 November 2003

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Exhibit No.1

13th November 2003

THE RANK GROUP PLC

NEW BANK FACILITIES

The Rank Group Plc ("Rank" or the "Group") is pleased to announce that Rank Group Finance Plc has today agreed terms for a new three year, senior unsecured GBP400 million multi-currency revolving credit facility. The new facility, which was oversubscribed and was led by Banc of America Securities, HSBC, JP Morgan and The Royal Bank of Scotland, will be guaranteed by Rank and replaces a similar GBP250 million facility.

Commenting on the new facility, Ian Dyson, Group Finance Director said:

"Following the successful private placement of $538m senior notes in May of this year, the strong appetite for Rank Group credit continues, indicating ongoing support for the Group's strategy, recognition of its financial strength and the ability of each of its core businesses to generate cash."

Enquiries:
The Rank Group Plc                                         Tel: 020 7706 1111
Ian Dyson, Finance Director
Sam Wren, Treasurer

Press Enquiries:
The Maitland Consultancy                                   Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  24 November, 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary